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                                                                    EXHIBIT 23.1

            Consent of Independent Registered Public Accounting Firm


The Board of Directors and Stockholders
Enterasys Networks, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-83991, 333-66774, 333-103587 and 333-117236) on Form S-8 of Enterasys
Networks, Inc. of our report dated March 16, 2005, with respect to the consolidated balance sheets of Enterasys Networks, Inc. and subsidiaries as of January 1, 2005 and January 3, 2004, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity, and cash flows for the years ended January 1, 2005, January 3, 2004 and December 28, 2002, which report appears in the January 1, 2005 annual report on Form 10-K of Enterasys Networks, Inc.


/s/ KPMG LLP
Boston, Massachusetts
March 17, 2005